PHILOSMITH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PhiloSmith Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele C.O'Grady (203) 348-7365
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co., CPA's
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michele C. O'Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PhiloSmith Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Compliance Officer
Title

JAMIE H. KOPEC
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILOSMITH SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2020



GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of PhiloSmith Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PhiloSmith Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2017.

New York, New York
February 25, 2021

1

488 MADISON AVENUE, 21ST FLOOR, NEW YORK, NY 10022
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

MOORE
AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

PHILOSMITH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 100,418
Prepaid expenses	740
Total Assets	$ 101,158

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 24,486
Total Liabilities	24,486
Member's Equity	76,672
Total Liabilities and Member's Equity	$ 101,158

The accompanying notes are an integral part of this financial statement.

PHILOSMITH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 1 - Organization and Nature of Business:

PhiloSmith Securities, LLC (the "Company") is a Limited Liability Company organized under the laws of Delaware. The Company is a wholly owned subsidiary of Philo Smith Capital Corporation, a US Corporation (the "Parent"). Its business is to introduce and advise to stock and mutual insurance companies as well as other financial services companies in mergers, consolidation or business combination, acquisition, sale, purchase, divestiture or distribution, mutual company affiliations, valuations, fairness opinions, equity and debt financing and strategic planning.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Significant Accounting Policies:

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be a cash equivalent. The Company's cash is held at a financial institution which has Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at the financial institution may, at times, exceed FDIC covered amounts.

Basis of Presentation:

This financial statement prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 3 - Income Taxes:

The Company has elected to be treated as a Pass-Through entity for Federal and State income tax purposes. As a result, taxes on the Company's earnings are not provided, as they are the responsibility of the Company's Parent.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance for uncertain income tax positions. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 4 - Net Capital Requirements:

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $75,932 which was $70,932 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.32 to 1.

Note 5 - Related Party Transactions:

The Company entered into an expense sharing agreement with the Parent whereby the Parent would provide certain services required by the Company to operate its business, including employee compensation and benefits, office facilities and services.

Note 6 - Risk and Uncertainties - COVID-19

The pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact the Company's financial condition, liquidity, results of operations, or prospects, will depend on numerous evolving factors that are out of the Company's control and are not able to be predicted at this time.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.